Cybin to Present an Abstract and Moderate a Psychedelic Workshop at the 6th Annual Neuropsychiatric Drug Development Summit

- Abstract entitled, “Structure-activity of 2C-X psychedelics to develop a novel 5-HT2A receptor full agonist with therapeutic potential” -

- Highlights preclinical work done to support selection of a development candidate for the Company’s phenethylamine program -

- Cybin to moderate a Psychedelic Workshop at the 6th Annual Neuropsychiatric Drug Development Summit titled “Making Psychedelic Clinical Trials a Reality: Mitigating Practical Burdens of Time, Investment & Reimbursement” on October 10, 2023 -

TORONTO, CANADA – October 6, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced that its abstract describing a comprehensive structure-activity relationship study of a series of novel serotonergic phenethylamines has been selected for presentation at the Neuropsychiatric Drug Development Summit taking place October 11-12 in Boston, MA.

The abstract, entitled “Structure-activity of 2C-X psychedelics to develop a novel 5-HT2A receptor full agonist with therapeutic potential,” summarizes the studies, which identified multiple potential compounds of therapeutic potential with attractive drug-like characteristics, including good safety profile, high oral bioavailability and brain penetration.

“We are extremely pleased that our abstract was selected for presentation, as this is foundational research that will inform the selection of a potential future development candidate. The Neuropsychiatric Drug Development Summit is a unique opportunity to engage with innovators in neuropsychiatry and to share ideas that ultimately drive the field forward,” said Doug Drysdale, Chief Executive Officer of Cybin.

“There has been very little exploration of the therapeutic potential of 2C-X phenethylamines,” said Geoff Varty, Head of Research and Development for Cybin. “We are therefore eager to evaluate these new compounds to gain a fuller understanding of their pharmacology, mechanisms of action, and their potential to address unmet medical needs.”

Presentation Details:
Abstract Title: Structure-activity of 2C-X psychedelics to develop a novel 5-HT2A receptor full agonist with therapeutic potential
Date and Time: Wednesday, October 11, 2023, at 5:00 p.m. ET
Authors: Alex Nivorozhkin, Geoffrey B. Varty, Clinton E. Canal, Ken Avery, Joshua A. Hartsel, Michael E. Morgan, Tina A. Mueller, Erik Stang, Michael G. Palfreyman

At the Summit, Cybin will also moderate a Psychedelic Workshop titled, “Making Psychedelic Clinical Trials a Reality: Mitigating Practical Burdens of Time, Investment & Reimbursement.” This workshop will explore key topics such as optimizing clinical trial design, addressing the need for monitoring in psychedelic trials, and the potential therapeutic advantages and durability of short-acting psychedelic compounds. The session will also highlight Cybin’s approach to developing novel second-generation psychedelic therapeutics and Cybin’s EMBARK for Clinical Trials (“EMBARKCT”), a streamlined facilitator training program designed to support scalability for multisite, global clinical trials.

Workshop Details:
Title: Making Psychedelic Clinical Trials a Reality: Mitigating Practical Burdens of Time, Investment & Reimbursement
Date and Time: Tuesday, October 10, 2023, from 9:00 a.m. ET - 12:00 p.m. ET
Moderators (Cybin): Dr. Alex Nivorozhkin, Chief Scientific Officer of Cybin, Dr. Michael Palfreyman, Senior R&D Advisor at Cybin, and Dr. Lynn Marie Morski, President of the Psychedelic Medicine Association and a member of Cybin’s Clinical Advisory Board

For more information on the 6th Neuropsychiatric Drug Development Summit, please visit the event website here.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to develop a candidate for its phenethylamine program; the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com